Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

On November 1, 2019, Progenics Pharmaceuticals, Inc. issued the following press release disclosing a letter it intends to mail to its shareholders:

Progenics Reminds Shareholders that November 17 is the Only Deadline for Velan’s Consent Solicitation

Notifies Shareholders that the S-4 Filing on the Value Maximizing Lantheus Transaction will be Filed with the SEC Before November 17

Shareholders Should Ignore Any Earlier Dates to Deliver Consents Demanded by Velan

Urges Shareholders to Review the S-4 Filing in Order to Make Fully Informed Final Decision about the Consent Solicitation and Future of Progenics

Reminds Shareholders to Sign and Return Progenics’ WHITE Consent Revocation Card

NEW YORK, November 1, 2019 – Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX) (“Progenics” or the “Company”), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following letter that it intends to mail to shareholders, urging shareholders to revoke any consents previously delivered to Velan Capital L.P. (“Velan”) by signing and returning Progenics’ WHITE Consent Revocation Card.

In the letter, Progenics notes that the true deadline for the Velan consent solicitation is November 17, 2019, not the November 8, 2019 “goal” arbitrarily set by Velan to force shareholders to vote without complete information. Importantly, Lantheus Holdings Inc. (“Lantheus”) expects to file with the SEC a preliminary S-4 with detailed information about the compelling transaction with Progenics before November 17. Progenics strongly urges shareholders to wait until they have full information regarding the Lantheus transaction before making any final decisions regarding the Velan consent solicitation. In the meantime, shareholders should revoke any consents previously delivered to Velan by signing, dating and returning the enclosed WHITE Consent Revocation Card TODAY.

The letter follows:

November 1, 2019

Dear Fellow Shareholder:

You have the opportunity to make an important decision regarding your investment in Progenics in the coming weeks. As you are likely aware, Velan Capital, L.P. (“Velan”), an 11.7% shareholder, is attempting to replace five of the seven directors on Progenics’ Board through a consent solicitation campaign to ultimately gain control over management, the business and your investment in Progenics. Your Board strongly urges you to revoke any consents previously delivered to Velan by signing, dating and returning the enclosed WHITE Consent Revocation Card TODAY.

DEADLINE FOR CONSENT SOLICITATION IS NOVEMBER 17, NOT THE EARLIER “GOAL” DESCRIBED BY VELAN

Your Board negotiated a compelling strategic transaction with Lantheus that will deliver significant value for shareholders through strong prospects for improved top line growth, enhanced operational execution and significant synergy opportunities. Velan’s opposition to the proposed transaction and the timing of its consent solicitation are blatant attempts to influence your opinion about the compelling transaction your Board has negotiated before complete information about the transaction is available to all shareholders to evaluate.

Don’t be fooled by Velan’s artificial deadline. The true deadline for the Velan consent solicitation is November 17, 2019 not the November 8, 2019 “goal’1” set by Velan. Importantly, Lantheus intends to file with the SEC a preliminary S-4 with detailed information about the compelling transaction with Progenics before November 17. Shareholders will be able to obtain free copies of the preliminary S-4, and any amendments or supplements to the S-4 filing by accessing Lantheus’ filings with the SEC through the website maintained by the SEC at https://www.sec.gov.

Therefore, we strongly urge our shareholders to wait until they have full information regarding the Lantheus transaction before making any final decisions regarding Velan’s consent solicitation.

VELAN’S NOMINEES ARE NOT TRULY INDEPENDENT AND WILL LIKELY PREVENT YOU FROM BENEFITTING FROM THE COMPELLING LANTHEUS TRANSACTION

Velan’s nominees claim that Velan’s strategic plan “offers a better path forward” than the Lantheus transaction without having reviewed the detailed information about the Lantheus transaction that will be set forth in the preliminary S-4 or articulating a coherent alternative. The position of the Velan nominees strongly calls into question their ability to serve as independent fiduciaries, and the likelihood that they will support the transaction in the boardroom – let alone give fair consideration to the deal’s merits as the Progenics shareholders should reasonably expect.

The preliminary S-4 will also further detail Velan’s knowledge and opposition to the Lantheus transaction weeks before the transaction was publicly announced.

YOU DESERVE THE RIGHT TO MAKE A FULLY INFORMED DECISION ABOUT THE FUTURE OF YOUR INVESTMENT AFTER YOUR REVIEW OF KEY INFORMATION ON THE HISTORY AND SYNERGIES OF THE LANTHEUS TRANSACTION

Shareholders deserve the right to make a fully informed decision with key information on the process and prospects of the Lantheus transaction. The Progenics Board strongly urges you to revoke any consents previously delivered to Velan by signing, dating and returning Progenics’ WHITE Consent Revocation Card to ensure an unfettered opportunity to vote on the Lantheus transaction. Shareholders can revoke any previously submitted consents by submitting a later-dated WHITE Consent Revocation card. If you have any questions or require assistance, please contact Progenics’ proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or PGNX@mackenziepartners.com.

Sincerely,

The Progenics Board of Directors

About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

1 From Velan’s Definitive Consent Solicitation Statement filed on 10.08.19.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the proposed transaction between Progenics and Lantheus (the “merger”); the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (xv) uncertainties associated with the consent solicitation engaged in by Velan and certain other participants (the “Velan Consent Solicitation”). More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the SEC, including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the Velan Consent Solicitation, Progenics has filed a definitive consent revocation statement and accompanying WHITE consent revocation card with the SEC, which will also be mailed to Progenics’ stockholders. PROGENICS’ STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE ACCOMPANYING WHITE CONSENT REVOCATION CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain free copies of Progenics’ consent revocation statement, any amendments or supplements to the consent revocation statement, and other documents filed with the SEC by Progenics in connection with the consent revocation solicitation through the website maintained by the SEC at https://www.sec.gov.

In addition, in connection with the proposed merger, Lantheus intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus that also constitutes a prospectus of Lantheus. Each of Progenics and Lantheus also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ internet website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, its directors, executive officers and certain employees may be deemed participants in the solicitation of consent revocations in connection with the Velan Consent Solicitation. In addition, Progenics, Lantheus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.

Information regarding the participants of Progenics in the solicitation of consent revocations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Progenics’ definitive consent revocation statement filed with the SEC on October 8, 2019 in response to the Velan Consent Solicitation. Information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Other information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Investor Contact
Melissa Downs
Investor Relations
(646) 975-2533
mdowns@progenics.com

Additional Investor Contact
Bob Marese / David Whissel
MacKenzie Partners, Inc.
(212) 929-5500

Media Contact
Michael Freitag / James Golden / Clayton Erwin
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449